    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1999
                                                           REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                ----------------

                               MESSAGEMEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                 ---------------

             DELAWARE                                             7389                                           33-0612860
   (STATE OR OTHER JURISDICTION                       (PRIMARY STANDARD INDUSTRIAL                            (I.R.S. EMPLOYER
        OF INCORPORATION OR                               CLASSIFICATION CODE)                             IDENTIFICATION NUMBER)
           ORGANIZATION)

                                 6060 SPINE ROAD
                             BOULDER, COLORADO 80301
                                 (303) 440-7550
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ----------------

                                A. LAURENCE JONES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MESSAGEMEDIA, INC.
                                 6060 SPINE ROAD
                             BOULDER, COLORADO 80301
                                 (303) 440-7550
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ----------------

                                   COPIES TO:
                             JAMES H. CARROLL, ESQ.
                             KEVIN M. GALLIGAN, ESQ.
                               COOLEY GODWARD LLP
                          2595 CANYON BLVD., SUITE 250
                             BOULDER, CO 80302-6737
                                 (303) 546-4000
                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                AMOUNT TO           OFFERING PRICE          AGGREGATE             AMOUNT OF
       SECURITIES TO BE REGISTERED            BE REGISTERED         PER SHARE (1)       OFFERING PRICE(1)      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001...........        5,323,914              $12.375             $65,883,436             $18,316
=================================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of Registrant's Common Stock on September 2, 1999 as reported on The Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 1999

PROSPECTUS

                                5,323,914 SHARES

                               MESSAGEMEDIA, INC.

                                  COMMON STOCK

                               -------------------

         The Selling Securityholders identified in this Prospectus are selling 5,325,154 shares of our common stock. These shares may be offered from time to time by the Selling Securityholders through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. The Selling Securityholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

         Our common stock is currently traded on The Nasdaq National Market under the symbol "MESG." On September 7, 1999, the last reported sales price of a share of MessageMedia common stock on The Nasdaq National Market was $13 per share.

                               -------------------

 INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

                               -------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is September 8, 1999.

         THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC's public reference room in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"):

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

         2.       Quarterly Report on Form 10-Q for the quarter ended March 31,
                  1999;

         3.       Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1999;

         4. Current Reports on Form 8-K filed with the SEC on December 23, 1998 (as amended on February 19, 1999), April 5, 1999 and August 24, 1999;

         5. The description of our common stock set forth in our Registration Statement on Form 8-A, dated November 19, 1996; and

         6. Definitive Proxy Statement dated April 28, 1999 for the 1999 annual meeting of stockholders held on May 28,1999.

         On December 16, 1998 we changed our name from First Virtual Holdings Incorporated to MessageMedia, Inc. All filings made with the SEC prior to December 23, 1998 may be located using either "First Virtual Holding Incorporated" or "First Virtual Holdings Incorporated" as our company name.

         You may request a copy of these filings at no cost by writing or calling us, or you may view a copy by visiting our website, each at the following address:

         MessageMedia, Inc.
         6060 Spine Road
         Boulder, Colorado 80301
         Attn:  Investor Relations
         (303) 440-7550
         http://www.messagemedia.com

                                   THE COMPANY

         MessageMedia, Inc. provides a seamless outsource solution for relationship-based, transactive communications using Internet e-mail. Termed "e-messaging," this personalized sales, marketing and service channel creates new revenue and servicing opportunities, while cutting the cost of interacting with a large number of customers. The suite of messaging services allows clients to easily control each step in the messaging process and provides a flexible range of messaging options to suit every communications need. E-messages can be personalized and carefully targeted to segments of selected recipients based on multiple criteria. The result is a richer relationship between company and consumer. In addition, the enhanced customer loyalty leads to retention and repetition of contact with the customer leading to lower operating costs, improved service levels and higher revenue generation per client.

         MessageMedia consists of five e-mail related companies, First Virtual Holdings Inc., Email Publishing Inc. ("EPub"), Distributed Bits, L.L.C. ("DBits"), Revnet Systems, Inc. and Decisive Technology Corporation, consolidated into a single, combined company that offers a comprehensive suite of outsource e-messaging services and capabilities. The combined company is a member of the family of companies funded and supported by SOFTBANK Holdings Inc. and its affiliates. Our singular focus is on e-messaging and we employ advanced technology, tools and applications to help corporations fully utilize this new channel for building and enhancing customer relationships online.

         MessageMedia, DecisionSource, EnterpriseView, ResponseNow, Revnet, UnityMail and our logo are among the trademarks or service marks owned by us, and First Virtual(R) and MailKing(R) are among the registered marks owned by us. This prospectus also makes reference to trademarks of other companies which are the property of their respective owners.

         Our principal executive offices are located at 6060 Spine Road, Boulder, Colorado 80301 and our telephone number is (303) 440-7550. Our Web site address is "www.messagemedia.com." Information contained on our Web site does not constitute part of this prospectus.


                                  RISK FACTORS

         Except for the historical information contained or incorporated by reference herein, this Prospectus (and the information incorporated herein by reference) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this Prospectus and in any other documents incorporated herein by reference.

         You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES AND FUTURE LOSSES ARE LIKELY.

         We have incurred net losses applicable to common shares of approximately $43.7 million from our inception in March 1994 through December 31, 1998, approximately $13.8 million for the year ended December 31, 1998 and approximately $13.2 million for the six month period ended June 30, 1999. As of June 30, 1999, our accumulated deficit was approximately $56.9 million. We have not achieved profitability and expect to continue to incur operating losses at least into 2001. We intend to continue to invest heavily in acquisitions, infrastructure development and marketing. Accordingly, we expect to continue to incur significant operating and capital expenditures and, as a result, we will need to generate significant revenue to achieve and maintain profitability. Although our revenue has grown in recent quarters, we cannot assure you that we will achieve sufficient revenue for profitability. Even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenue grows slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, our business, results of operations and financial condition will be materially and adversely affected.

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND RECENTLY HAVE CHANGED OUR BUSINESS MODEL.

         We were incorporated in March 1994 for the purpose of developing an Internet payment system. In 1998 we changed our business model to focus exclusively on providing e-messaging solutions and acquired two e-messaging companies, Epub and Dbits. In August 1999, we acquired two additional e-messaging companies, Revnet Systems and Decisive Technology. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet e-messaging market. These risks include our:

         o    ability to sustain historical revenue growth rates;

         o    need to manage our expanding operations;

         o need to successfully integrate our recent and any future acquisitions;

         o    competition;

         o    ability to attract, retain and motivate qualified personnel;

         o ability to maintain our current, and develop new, strategic relationships;

         o    ability to anticipate and adapt to the changing Internet market;
              and

         o ability to attract and retain a large number of customers from a variety of industries.

         We also depend on the growing use of the Internet for marketing, advertising, commerce and communication. We cannot assure you that our business strategy will be successful or that we will successfully address these risks.

OUR MARKETS ARE RELATIVELY NEW AND UNPROVEN AND OUR SUCCESS DEPENDS ON MARKET ACCEPTANCE AND THE EFFECTIVENESS OF OUR E-MESSAGING SERVICES.

         Demand and market acceptance for Internet e-messaging solutions is uncertain. Our future success is highly dependent on an increase in the use of the Internet as a marketing, advertising and communications medium. The adoption of Internet e-messaging, particularly by those entities that historically have relied upon traditional media for marketing and advertising, requires the acceptance of a new way of conducting business, exchanging information and marketing products and services. Many of our current or potential e-messaging customers have little or no experience using the Internet for marketing and advertising purposes and they have allocated only a limited portion of their budgets to Internet e-messaging. Moreover, our customers may find Internet e-messaging to be less effective for promoting their products and services relative to traditional marketing and advertising media. If the messaging platform fails to meet customers' demands, the use of our e-messaging services may decline over time and our business would suffer.

WE ADOPTED OUR CURRENT BUSINESS MODEL IN THE FOURTH QUARTER OF 1998 AND ITS PROFIT POTENTIAL IS UNCERTAIN.

         The profit potential for our business model, which is to generate revenue solely by providing Internet e-messaging solutions to our customers, is unproven. To be successful, both Internet marketing and our future and current service offerings, including information distribution, e-mail marketing, e-customer care, e-commerce messaging and e-surveys, will need to achieve broad market acceptance. Our ability to generate significant revenue will depend, in part, on our ability to contract with a sufficient number of customers. The intense competition among Internet e-messaging companies has led to the creation of a number of pricing alternatives for Internet e-messaging solutions. These alternatives make it difficult for us to project future levels of revenue and applicable gross profit that can be sustained by us or the Internet e-messaging industry in general.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE EPUB, DBITS, REVNET SYSTEMS AND DECISIVE TECHNOLOGY OR FUTURE ACQUISITIONS.

         In December 1998, we acquired Epub and Dbits and in August 1999 we acquired Revnet Systems and Decisive Technology. As a result, companies that had previously operated independently and with distinct business models must now work together. The integration will require significant effort from our personnel and the personnel of the acquired companies who are now our employees. We may not be able to profitably consolidate these businesses.

         The following risks are common to the integration of different companies, and may be associated with recent or future acquisitions, including the recent acquisitions of Revnet Systems and Decisive Technology:

         o the difficulty of incorporating new operations, technology and personnel into one company;

         o the potential effects on operating results from increases in goodwill amortization, acquired in-process technology, stock compensation expense and increased compensation expense resulting from newly hired employees;

         o the diversion of management attention from other aspects of our business;

         o   the potential disruption of our ongoing business;

         o the potential reduction of the value of our e-messaging solutions or reputation if an acquired company turns out to be a poor performer;

         o the maintenance of uniform standards, controls, procedures and policies;

         o the potential of disputes with the sellers of one or more acquired entities;

         o   the possible failure to retain key acquired personnel;

         o the assumption of most or all of the liabilities of the acquired companies, some of which may be hidden, significant or not reflected in the final acquisition price; and

         o   the impairment of relationships with employees and customers.

         As part of our business strategy, we intend to focus on acquiring, or making significant investments in, additional companies, products and technologies that complement our business. The successful implementation of this strategy depends on our ability to identify suitable acquisition candidates, acquire those companies on acceptable terms and integrate their operations successfully with our business. If we make additional acquisitions, we could have difficulty in assimilating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

OUR FAILURE TO ENHANCE OUR EXISTING PRODUCTS AND INTRODUCE NEW PRODUCTS ON A TIMELY BASIS COULD CAUSE OUR REVENUE TO FALL.

         We are continually developing significant enhancements for our e-messaging services and products. Any delay or difficulty associated with the introduction of these enhancements could significantly harm our business, results of operations and financial condition. We also may not be able to develop the underlying core technologies necessary to create new products or enhancements, or to license those products from third parties.

WE NEED TO ATTRACT AND RETAIN QUALIFIED PERSONNEL AND MAY NOT BE ABLE TO DO SO.

         Our success depends on the continued service of our key senior management personnel, in particular, A. Laurence Jones, our Chief Executive Officer. The loss of any member of our senior management team could have a material adverse effect on our future operating results. Our future success also depends on our continuing to attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills and experience required to perform in required roles and may not be able to attract or retain such individuals in the future. Our management team is new and may not be able to function effectively.

OUR MANAGEMENT TEAM HAS ONLY WORKED TOGETHER FOR A SHORT PERIOD OF TIME AND MAY NOT WORK WELL TOGETHER.

         Virtually all of our executive officers, including our Chief Executive Officer, Vice President of Sales and Marketing and Vice President of Mergers and Acquisitions, have joined our company in 1999. Due to the fact that many of our executive officers are new to our company and never have worked together, our management may not be able to function effectively, individually or as a team.

WE ANTICIPATE FLUCTUATIONS IN OUR FUTURE OPERATING RESULTS.

         We expect that our future operating results will fluctuate significantly. These fluctuations may be due to a number of factors, many of which are beyond our control. Some of the factors that may cause fluctuations include the following:

         o   Market response to our e-messaging services;

         o Difficulties in the development or deployment of new messaging products or services;

         o The timing and rate at which we increase our expenses to support projected growth;

         o   Fluctuating market demand for our products and services;

         o The degree of acceptance of the Internet as a medium for communicating with customers;

         o   Product introductions and service offerings by our competitors;

         o   The mix of the products and services provided by us; and

         o The cost of compliance with applicable government regulations, including anti-SPAM legislation.

         Our revenue for the foreseeable future will remain dependent on e-messaging activity, the fees that we charge for our services and license fees for software products. These future revenues are difficult to forecast. In addition, we plan to significantly increase our operating expenses to increase our sales and marketing operations, to upgrade and enhance our e-messaging solutions and to market and support our solutions. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenue in relation to our expenses, or if our expenses precede increased revenue, then our business, results of operations and financial condition would be materially and adversely affected. This would likely affect the market price of our common stock in a manner which may be unrelated to our long-term operating performance.

         We believe that marketing and advertising sales in traditional media, such as television and radio, generally are lower in the first calendar quarter of each year. Seasonal or cyclical patterns may develop in our industry if our market makes the transition from an emerging to a more developed medium. Our revenue may also be affected by seasonal and cyclical patterns in Internet e-messaging spending if they emerge.

         We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as an indication of our future performance. Due to the factors we have listed above and other factors, it is likely that our future operating results will at times not meet the expectations of market analysts or investors. If our operating results fail to meet expectations, the price of our common stock could fall.

WE NEED TO EFFECTIVELY MANAGE OUR GROWTH.

         An effective planning and management process is required to successfully implement our business plan in the rapidly evolving market for Internet e-messaging. We continue to increase the scope of our operations, and we have grown our workforce substantially. As of January 1, 1995, we had 5 employees and, as of August 17, 1999, we had 208 employees. In addition, we plan to continue to expand our sales and marketing and service offerings. This growth has placed, and our anticipated future growth in our operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our workforce. Our future performance also may depend on the effective integration of acquired businesses. Such integration, even if successful, may take a significant period of time and expense, and may place a significant strain on our resources. We recently relocated a computer processing center from San Diego, California to a facility in Colorado. Our business, results of operations and financial condition will be materially and adversely affected if we are unable to effectively manage our expanding operations or the relocation of our computer processing center.

WE DEPEND ON THIRD-PARTY PROVIDERS OVER WHOM WE HAVE NO CONTROL TO OPERATE OUR MESSAGING PLATFORM.

         We depend heavily on several third-party providers of Internet and related telecommunication services, including hosting and co-location companies, in operating our messaging platform. These companies may not continue to provide services to us without disruptions in service, at the current cost, or at all. Although we believe that we could obtain these services from other sources if need be, the costs associated with any transition to a new service provider would be substantial, requiring us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. This process would be both expensive and time-consuming.

         In addition, failure of our Internet and related telecommunications providers to provide the data communications capacity in the time frame required by us could cause interruptions in the services we provide. Despite precautions taken by us, unanticipated problems affecting our computer and telecommunications systems in the future could cause interruptions in the delivery of our e-messaging services, causing a loss of revenue and potential loss of customers.

WE RELY ON A FEW CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUE.

         A significant portion of our revenues are generated by a limited number of customers. We expect that we will continue to depend on large contracts with a small number of significant customers. This situation can cause our revenue and earnings to fluctuate between quarters based on the timing of contracts. None of our customers has any obligation to purchase additional products or services from us. Consequently, if we fail to develop relationships with significant new customers, our business and financial condition will suffer.

COMPETITION IN OUR INDUSTRY IS INTENSE.

         We know of no competitor that offers the full range of solutions provided by us. However, the market for our products and services is intensely competitive. There are no substantial barriers to entry into our business, and we expect that established and new entities will enter the market for e-messaging services and interactive Internet communications in the near future.

         Our principal competitors in the e-messaging services arena include 24x7, Inc., Axciom, Inc., Cyber Data Systems, Inc., DoubleClick, Inc., eGain Communications Corporation, EmailChannel, Inc., Exactis.com, Inc., Experian, Inc., Kana Communications, Inc., MarketHome, Inc., MatchLogic, Inc., Mustang Software, Inc., NetCreations, Inc., PostX Corporation and ReplyNet, Inc. We also compete with BroadVision, Inc., Digital Impact, E-Care Group and Mypoints.com, Inc. for one-to-one marketing.

         We may experience additional competition from Internet service providers, or ISPs, and other large established businesses that enter the market for e-messaging services. Companies such as ADVO Inc., America Online, Inc., AT&T, IBM Corporation, Harte-Hanks, Inc., Hewlett-Packard Company, Integrion Financial Network LLC, The Interpublic Group of Companies, Inc., Microsoft Corporation, Netscape Communications and Foote Cone & Belding, some of whom are current clients of ours, which possess large, existing customer bases, substantial financial resources and established distribution channels could develop, market or resell a number of messaging services.

         The Internet, in general, and our e-messaging solutions, in particular, also must compete for a share of advertisers' total advertising budgets with traditional advertising media such as television, radio, cable and print. Consequently, we compete with advertising and direct marketing agencies. To the extent that e-messaging is perceived to be a limited or ineffective advertising medium, companies may be reluctant to devote a significant portion of their advertising budget to our e-messaging solutions, which could limit the growth of e-messaging and would negatively effect our business.

         We also expect that competition may increase as a result of industry consolidation. Potential competitors may choose to enter the market for e-messaging services by acquiring one or more of our existing competitors or by forming strategic alliances with such competitors. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our potential e-messaging customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We also may experience competition from internal information systems and development groups of our current and prospective clients that have better access to senior management.

         Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases, more diversified lines of products and services and significantly greater resources than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers. In addition, many of our current or potential competitors have broad distribution channels that may be used to bundle competing products or services directly to end-users or purchasers. If these competitors bundle competing products or services for their customers, the demand for our products and services could substantially decline. As a result of the above factors, we cannot assure you that we will compete effectively with current or future competitors or that competitive pressures will not have a material adverse effect on our business, financial condition and results of operations.

THE MARKETS FOR OUR PRODUCTS ARE UNDEVELOPED AND RAPIDLY CHANGING, WHICH MAKES AN INVESTMENT IN OUR COMPANY RISKY.

         The Internet and Internet e-messaging markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, changing customer demands and increasing numbers of services providers. Our products and services are designed around current technical standards and our revenue depends on continued industry acceptance of these standards. While we intend to provide compatibility with the most popular industry standards, widespread adoption of a proprietary or closed standard could prevent us from doing so. The standards on which our products and services are or will be based may not be accepted by the industry.

         New market entrants have introduced or are developing products and services for use on the Internet and the World Wide Web that compete with our products. The products, services or technologies developed by others may render our products and services noncompetitive or obsolete. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions to address new industry standards and our customers' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of our solutions. In addition, our new solutions or enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of our solutions and purchase those of our competitors.

         The degree to which our messaging platform is accepted and used in the marketplace will depend on continued growth in the use of e-mail as a primary means of communications by businesses and consumers. An increase in the use of e-messaging also will depend on market acceptance of e-mail as a method for targeted marketing of products and services. Our ability to successfully differentiate our services from random mass e-mailing products and services which have encountered substantial resistance from consumers will also be important. Businesses that already have invested substantial resources in traditional or other methods of conducting business may be reluctant to adopt new commercial methods or strategies that may limit or compete with their existing businesses. Individuals with established patterns of purchasing goods and services may be reluctant to alter those patterns.

WE FACE RISKS OF DEFECTS AND DEVELOPMENT DELAYS IN OUR PRODUCTS AND SERVICES.

         Products and services based on sophisticated software and computing systems often encounter development delays. Our underlying software may contain hidden errors and failures when introduced or when usage increases. It is possible that we may experience delays in the development of the software and computing systems underlying our services. Despite testing that our clients and we conduct, we may not locate errors if they occur. Also, we may experience development delays. These occurrences could harm our reputation and revenue growth.

IF CURRENT GROWTH RATES CONTINUE, THE CAPACITY OF OUR SOFTWARE OR HARDWARE COULD BE STRAINED, LEADING TO SLOWER RESPONSE TIMES OR SYSTEM FAILURES.

         If the volume of messages that our systems process significantly increases, the capacity of our software or hardware could be strained. This could lead to slower response time or system failures. We have made and intend to continue to make substantial investments to increase our server capacity by adding new servers and upgrading our software as necessary. However, our products and services may not be able to meet the growing demand as the number of World Wide Web and Internet users increases. We also depend, as do our customers, on Web browsers, e-mail clients and Internet and online service providers for access to our services. Some users of our services have experienced difficulties due to system failures unrelated to our system, products or services. If we cannot effectively address these capacity constraints, our business and financial condition could be materially and adversely affected.

THE SUCCESS OF OUR MESSAGING PLATFORM DEPENDS ON INCREASED USAGE AND THE STABILITY OF THE INTERNET.

         Our success will depend, in large part, upon the maintenance of the Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Internet access and services and improved content. We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly. Furthermore, the Internet has experienced a variety of outages and other delays due to damage to portions of its infrastructure. Any future outages or delays could impact the Internet sites of customers using our solutions.

         We believe that the future of the Internet as a center for commerce will depend in significant part on the following factors:

         o Continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet;

         o   The level of usage by individuals;

         o The number and quality of products and services designed for use on the Internet; and

         o   Expansion of the Internet infrastructure.

         The degree to which e-mail will become a common method of communication depends on the extent that users increasingly prefer e-mail over traditional means of communication. The growth of e-mail also depends on widespread access to reliable and affordable e-mail services by individuals, businesses and other organizations. Because usage of the Internet as a medium for on-line exchange of information, advertising, merchandising and entertainment is a recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether any significant market for our e-messaging platform, or any substantial commercial use of the Internet, will develop. We cannot assure you that Internet usage patterns, and reliance on e-mail communication in particular, will continue to grow and will not decline as the newness of this method of communication wears off. It also is uncertain whether the cost of Internet access will decrease. If either the Internet or e-mail communication fails to achieve increased acceptance and does not become accessible to a broad audience at moderate costs, the market for our products and services will be jeopardized. The success of our business also depends on a significant expansion of the Internet infrastructure to provide adequate Internet access and proper management of Internet traffic.

ANY SYSTEM FAILURE MAY HARM OUR BUSINESS OR REPUTATION.

         The continuing and uninterrupted performance of our computer systems and our customers' computer systems is critical to our ability to provide outsourced services. Sustained or repeated system failures would reduce the attractiveness of our solutions to our customers and could harm our business reputation. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of e-messaging delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition would be materially and adversely affected.

         Our operations are dependent on our ability to protect our computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism, infection by computer viruses, other malicious acts and similar unexpected adverse events. In addition, interruptions in our solutions could result from the failure of our Internet and related telecommunications providers to provide the necessary data communications capacity in the time frame we require. Despite precautions we have taken, unanticipated problems affecting our systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of our solutions. Most of our back-end systems for disaster recovery presently are redundant and we expect all of our back-end systems to be fully redundant by December 1, 1999. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

WE FACE SECURITY RISKS AND POTENTIAL LIABILITY ASSOCIATED WITH MISAPPROPRIATION OF CONFIDENTIAL INFORMATION.

         We currently retain highly confidential customer information in a secure database server. We cannot assure you, however, that we will be able to prevent unauthorized individuals from gaining access to this database server. Any unauthorized access to our servers could result in the theft of confidential customer information such as e-mail addresses. It also is possible that one of our employees could attempt to misuse confidential customer information, exposing us to liability. We use disclaimers and limitation of warranty provisions in our client agreements in an attempt to limit our liability to clients, including liability arising out of systems failure. However, such provisions may not be enforceable or effective in limiting our exposure to damage claims.

OUR INSURANCE COVERAGE MAY NOT BE ADEQUATE TO COMPENSATE US FOR ALL POTENTIAL LOSSES.

         Although we carry insurance, which we believe to be adequate, the coverage it provides may not be adequate to compensate us for all losses that may occur. We are in the process of taking precautions to protect both our company and our customers from events that could interrupt delivery of our products and services or that could result in a loss of transaction or customer data. However, these measures will not eliminate a significant risk to our operations from a natural disaster or systems failure. We cannot guarantee that these measures would protect the company from an organized effort to inundate our servers with massive quantities of e-mail or other Internet message traffic which could overload our systems and result in a significant interruption of service. Our business interruption insurance would not fully compensate us for lost revenue, income, additional costs or increased costs that we would experience during the occurrence of any disruption of our computer systems. We cannot guarantee that we will be able to obtain sufficient coverage on reasonable terms or at all in the future.

OUR MEANS OF PROTECTING OUR PROPRIETARY RIGHTS MAY BE INADEQUATE AND OUR COMPETITORS MAY DEVELOP SIMILAR TECHNOLOGY.

         We rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements, and other contractual provisions and technical measures to protect our proprietary rights. We believe that, due to the rapid pace of technological innovation for Internet products, our ability to establish and maintain a position of technology leadership in the industry depends more on the skills of our development personnel than upon the legal protections afforded our existing technology. Trade secret, copyright and trademark protections may not be adequate to safeguard the proprietary software underlying our products and services. We may not have adequate remedies for any breach and our trade secrets may otherwise become known. Competitors may be able to develop functionally equivalent e-messaging technologies without infringing any of our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use products or technology that we consider proprietary, and third parties may attempt to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology.

         We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. We cannot assure you that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

         We have licensed, and we may license in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by these business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or our reputation. In addition, we currently license certain software and communication systems from third parties. Our failure to maintain these licenses, or to find replacements for such technology in a timely and cost-effective manner, could have a material adverse effect on our business, results of operations and financial condition.

WE HAVE IN THE PAST, AND MAY IN THE FUTURE, BECOME INVOLVED IN PATENT INFRINGEMENT CLAIMS WHICH RESULT IN A SIGNIFICANT DRAIN ON OUR RESOURCES AND PREVENT OUR MANAGEMENT TEAM FROM FOCUSING ON MORE PROFITABLE TASKS.

         As the volume of Internet commerce increases, and the number of products and service providers that support Internet commerce increases, we believe that Internet commerce technology providers may become increasingly subject to infringement claims. We have been subject to claims of alleged infringement of intellectual property rights in the past, and may become involved in additional claims in the future. For example, on October 19, 1998, Exactis.com, Inc. filed a complaint against our subsidiary Epub in the Federal District Court of Colorado. The complaint alleges infringement of a patent held by Exactis.com, Inc. The complaint seeks injunctive relief and unspecified damages. Any such claims, with or without merit, could be time consuming, result in costly litigation, disrupt or delay the enhancement or shipment of our products and services or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable or favorable to us, which could have a material adverse effect on our business, financial condition and results of operations.

         In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. On October 29, 1998, we filed a complaint in the U.S. District Court for the Southern District of California against Exactis.com, Inc. The complaint alleges infringement of a patent held by us and seeks injunctive relief and unspecified damages. Litigation to determine the validity of any claims could result in significant expense to us and divert the efforts of our technical and management personnel from productive tasks, whether or not such litigation is determined in our favor. In addition, patent litigation such as the Exactis.com, Inc. lawsuit often gives rise to counterclaims by the defendants, which could include challenges to the validity of patents held by us. In the event of an adverse ruling in any such litigation, we may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. Our failure to develop or license a substitute technology could have a material adverse effect on our business.

IN THE FUTURE, WE MAY BE SUBJECT TO INCREASED GOVERNMENT REGULATION.

         Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent. We believe that we are not currently subject to direct regulation by any government agency in the United States, other than regulations that are generally applicable to all businesses and newly enacted laws prohibiting unsolicited commercial e-mail, or spam, or laws intended to protect minors. A number of legislative and regulatory proposals are under consideration by federal and state lawmakers and regulatory bodies and may be adopted with respect to the Internet. Some of the issues that such laws or regulations may cover include user privacy, obscenity, fraud, pricing and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the projected demand for our products and services or increase our cost of doing business. Moreover, the applicability to the Internet of existing U.S. and international laws governing issues such as property ownership, copyright, trade secret, libel, taxation and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on our business.

OUR STOCK PRICE HAS BEEN VOLATILE IN THE PAST AND MAY BE VOLATILE IN THE FUTURE, REGARDLESS OF OUR ACTUAL OPERATING PERFORMANCE.

         The stock market in general, and Internet companies in particular, including our company, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to operating performance. The trading prices of many Internet companies' stocks are at or near historical highs and these trading prices and price to earnings multiples are substantially above historical levels. These trading prices and multiples may not be sustained. Broad market and industry factors may reduce our stock price, regardless of our actual operating performance. In addition, the trading price of our common stock could fluctuate in response to factors such as:

         o quarterly fluctuations in our revenue and financial results both in absolute terms and relative to analyst and investor expectations;

         o   changes in recommendations of securities analysts;

         o announcements of technological innovations or new services or products;

         o publicity regarding actual or potential results with respect to technologies, services or products under development;

         o disputes or other developments concerning proprietary rights, including copyright and litigation matters; and

         o   other events or factors, many of which are beyond our control.

         In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

POTENTIAL YEAR 2000 PROBLEMS WITH OUR INTERNAL OPERATING SYSTEMS COULD HARM OUR BUSINESS.

         Many computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than one year, computer systems and/or software used by many companies may need to be upgraded to comply with "year 2000" requirements. Since we just recently developed the software for our messaging platform and are adding new enhancements and functionality regularly, we believe that our messaging platform is year 2000 compliant. Coding errors or other defects may be discovered in the future as more testing is completed or new functionality added.

         We rely on a number of software and communications systems provided by third parties to operate our messaging platform. Any of these could contain coding which is not year 2000 compliant. These systems include server software used to operate the network servers, software controlling routers, switches and other components of the data network, disk management software used to control the data disk arrays, firewall, security, monitoring and back-up software used by us, as well as desktop PC applications software. In each case, we employ widely available software applications from leading third party vendors, and expect that such vendors will provide any required upgrades or modifications in a timely fashion. However, if any third party software or communication systems suppliers fail to provide year 2000 compliant versions of the software or system components we rely upon, our operations, including our messaging platform, could be disrupted. We have contacted and monitor each of our key suppliers to validate their efforts to ensure that their software products and communication systems are year 2000 compliant and will continue to do so throughout the course of this process.

         Year 2000 compliance problems also could undermine the general infrastructure necessary to support our operations. For instance, we depend on third-party ISPs to provide connections to the Internet and to customer information systems. Any interruption of service from ISPs could result in a temporary interruption of our e-messaging and other services. We have attempted to address this risk by obtaining the same service capacity from multiple ISPs. In addition, we rely on two third-party data centers to house some servers and communications systems. Any interruption in the security, access, monitoring or power systems at the third-party data centers could result in an interruption of services. Moreover, it is difficult to predict what effects year 2000 compliance problems will have on the integrity and stability of the Internet. If businesses and consumers are not able to reliably access the Internet, or if the ISPs on which we rely fail to provide us with uninterrupted service, our reputation could be harmed and the demand for our services could decline, resulting in an adverse impact to our business, financial condition and results of operations.

         With respect to any particular customer, our ability to provide services to that customer could be adversely affected if that customer fails to ensure that its software systems are year 2000 compliant. Disruptions in the information systems of significant customers could temporarily prevent such customers from accessing or using the messaging platform, which could materially affect our operating results. The messaging platform is designed to interface with customer databases and communications systems to retrieve relevant information from customers' electronic commerce systems or customer databases and to allow customers to independently control certain features of the service, including the content of transmitted messages. We cannot assess or control the degree of year 2000 compliance in our customers' information systems. To address the risk of disruptions in customer information systems, we designed our messaging platform to include redundant manual control features which can be used by such customers. Nevertheless, certain customers may elect to discontinue use of the e-messaging services until their internal information technology problems have been alleviated, which would adversely affect our business, financial condition and results of operations. The spending patterns of current or potential customers may be affected by year 2000 issues as companies expend significant resources to correct or update their systems for year 2000 compliance. Because of these expenditures, our customers may have less money available to pay for services, which could have a material adverse affect on our business, financial condition and results of operations.

SUBSTANTIAL SALES OF OUR COMMON STOCK BY OUR LARGE STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.

         We have a limited number of stockholders that hold a large portion of our common stock. To the extent our large stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Additionally, beginning in December 1999, after the expiration of lock-up agreements entered into by certain of our stockholders, approximately an additional 6,000,000 shares of our common stock will become freely tradable in the public market.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

         Provisions in our charter documents may delay, defer or prevent a change in control of our company that a stockholder may consider favorable, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

         o authorizing the issuance of preferred stock without stockholder approval;

         o providing for a classified board of directors with staggered, three-year terms;

         o   prohibiting cumulative voting in the election of directors;

         o requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

         o   limiting the persons who may call special meetings of stockholders;
             and

         o   prohibiting stockholder actions by written consent.

         Other provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us.

OUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES EXERCISE SIGNIFICANT CONTROL OVER OUR COMPANY.

         Our directors and executive officers, and certain of their affiliates, individually and as a group, will be able to effectively control us and direct our affairs and business, including any determination with respect to the acquisition or disposition of assets by us, future issuances of common stock or other securities by us, declaration of dividends on our common stock and the election of directors. This concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS BECAUSE THEY ARE INHERENTLY UNCERTAIN.

         This prospectus contains certain forward-looking statements that involve risks and uncertainties. We use words such as "anticipate", "believe", "expect", "future", "intend", "plan" and similar expressions to identify forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described on the preceding pages and elsewhere in this prospectus.

         We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, financial condition and stock price.

                             SELLING SECURITYHOLDERS

         We are registering for resale certain shares of MessageMedia common stock, including shares of MessageMedia common stock issuable upon exercise of certain warrants. The following table sets forth (i) the name of the Selling Securityholders; (ii) the number and percent of shares of MessageMedia common stock that the Selling Securityholders beneficially owned prior to the offering for resale of any of the shares of MessageMedia common stock being registered hereby; (iii) the number of shares of MessageMedia common stock that may be offered for resale for the account of the Selling Securityholders pursuant to this Prospectus (the "Resale Shares"); and (iv) the number and percent of shares of MessageMedia common stock to be held by the Selling Securityholders after the offering of the Resale Shares (assuming all of the Resale Shares are sold by the Selling Securityholders). The term "Selling Securityholder" includes the securityholders listed below.

                                          SHARES BENEFICIALLY OWNED                       SHARES BENEFICIALLY OWNED
                                             PRIOR TO OFFERING           NUMBER OF            AFTER OFFERING (2)
                                          -------------------------     SHARES BEING      --------------------------
SELLING SECURITYHOLDERS (1)                NUMBER       PERCENT (3)       OFFERED          NUMBER        PERCENT (3)
---------------------------               ---------     -----------     ------------      --------       -----------
Airhart, Ottis                                2,150          *                2,150           -               -
Bachmeyer, Randall C. (4)                    75,334          *               32,326        43,008             *
Balch, James V.                              25,805          *               25,805           -               -
Bearden, Cheryl                                 345          *                  345           -               -
Brower, Kim                                   1,727          *                1,727           -               -
Brown, David                                  7,168          *                7,168           -               -
Buss, Chris                                   3,455          *                3,455           -               -
Campbell, Gary & Simone                      17,203          *               17,203           -               -
Campbell, Simone                              5,182          *                5,182           -               -
Chaffin, Lana G.                              4,301          *                4,301           -               -
Clark, Jon & Judi                             3,441          *                3,441           -               -
Clark, Jon  (5)                              30,980          *                9,476        21,504             *
Claussen, Thomas V.                          43,009          *               43,009           -               -
Clayton, Gregory                             14,623          *               14,623           -               -
Clayton, James L.                         1,508,296         3.0           1,508,296           -               -
Cline, John W.                               38,708          *               38,708           -               -
Cohen Partnership                             8,602          *                8,602           -               -
Cohen, Gilbert & Patti                        8,602          *                8,602           -               -
Crabtree, Snellgrove & Rowe                   1,491          *                1,491           -               -
Croom, David & Chandara                       5,735          *                5,735           -               -
Croom, David                                  8,272          *                8,272           -               -
Curtis, Richard A. & Kerri L.                 8,602          *                8,602           -               -
Davis, James                                 14,336          *               14,336           -               -
Dewane, Edward                               21,504          *               21,504           -               -
DuMont, Jeanie                                  345          *                  345           -               -
Fletcher, June/June-Collier                  34,407          *               34,407           -               -
Foster, Daniel                                  691          *                  691           -               -
Harley, Rick                                149,383          *              149,383           -               -
Hoffman, Steve                                5,873          *                5,873           -               -
Holton, Thomas J.                            17,203          *               17,203           -               -
Hubbard, John (IRA)                          17,203          *               17,203           -               -
Jemison Investments                         121,859          *              121,859           -               -
JHF Holdings, Inc.                           17,203          *               17,203           -               -
Johnson, Stan                                14,630          *               14,630           -               -
Kimery, Kevin D.                             18,637          *               18,637           -               -
Lee, Michael T.                              11,608          *               11,608           -               -
Legacy Capital                               64,151          *               64,151           -               -
Little, Jim                                  10,892          *               10,892           -               -
Lossett, James K.                           106,661          *              106,661           -               -

Maurice, Desiree K.                           3,708          *                3,708           -               -
Mavar, Geoffrey P.                           21,504          *               21,504           -               -
McSorely, Joseph T.                           8,602          *                8,602           -               -
Mead, Marcus                                 23,421          *               23,421           -               -
Mead, Matt                                   19,354          *               19,354           -               -
Mead, Melia M.                               19,353          *               19,353           -               -
Momentum LLC                                 50,176          *               50,176           -               -
Morgan, Mike                                  1,727          *                1,727           -               -
Mountain Shade Devel.                         8,602          *                8,602           -               -
Obermann, David/Stacy                         4,301          *                4,301           -               -
Obermann, David                               4,301          *                4,301           -               -
Obermann, Stuart (6)                        201,609          *              158,601        43,008             *
Outland, James K.                             8,602          *                8,602           -               -
Pizitz, Merritt                               8,602          *                8,602           -               -
Pizitz, Michael                               8,602          *                8,602           -               -
Pizitz, Richard                               8,602          *                8,602           -               -
Portrush Group LLC                           43,009          *               43,009           -               -
Reddick Family Trust                         17,203          *               17,203           -               -
Reddick, Troy                                 5,297          *                5,297           -               -
Reed, James W.                                8,602          *                8,602           -               -
Renteria, Kristene                            1,727          *                1,727           -               -
Richgood Corp.                               36,116          *               36,116           -               -
Riggle, Robert                                3,596          *                3,596           -               -
Ritchie, Alan                                25,805          *               25,805           -               -
RNR Ventures LLC                             52,686          *               52,686           -               -
Rollow, Brad                                 17,203          *               17,203           -               -
Sansom, Steven                               18,637          *               18,637           -               -
Sayler Jr., John "Jack" M.                    8,602          *                8,602           -               -
Spencer III, William                         28,673          *               28,673           -               -
Stein, Larry                                 86,017          *               86,017           -               -
Straw, John                                   2,150          *                2,150           -               -
Styslinger III, Lee                          34,407          *               34,407           -               -
Thames, Walter                               20,263          *               20,263           -               -
Thornton, Derek                              27,956          *               27,956           -               -
Thornton, Steve                              55,911          *               55,911           -               -
Vestal, Gib                                   6,451          *                6,451           -               -
White, Sidney R.                              3,211          *                3,211           -               -
White, Sidney R. & Judith                     8,602          *                8,602           -               -
White, Sidney III                             2,150          *                2,150           -               -
White, Sidney Jr.                             4,301          *                4,301           -               -
White, William G.                             2,150          *                2,150           -               -
Wilkinson, Brent                              5,527          *                5,527           -               -
                                                             *
                                                             *
Almanori Limited                              5,530          *                5,530           -               -
Bering, Charles A.                            1,231          *                1,231           -               -
Berkowitz, Robert                             1,726          *                1,726           -               -
Bonham, Mark (7)                             26,839          *               22,911         3,928             *
Bravo-Trudell, Christie                          78          *                   78           -               -
Brizendine, Linda K.                          1,167          *                1,167           -               -
Bromm, Tom                                       67          *                   67           -               -
Cai, Julia                                      344          *                  344           -               -
Chang, Candice                                  196          *                  196           -               -
Chisholm, John                              185,740          *              185,740           -               -
Chisholm, John D. and Elda D. as JT           1,378          *                1,378           -               -
TEN

Chisholm, John, Sr. & John Dana as            2,107          *                2,107           -               -
JT TEN
Conte, Francine R.                              778          *                  778           -               -
Convergence Entrepreneurs Fund I,            16,590          *               16,590           -               -
L.P.
Convergence Ventures I, L.P.                417,102          *              417,102           -               -
Cooper, Alan                                    186          *                  186           -               -
Cusson, Carol A.                                778          *                  778           -               -
David William Hanna Trust (8)                35,291          *               32,010         3,281             *
Duncan, David                                 4,375          *                4,375           -               -
Ebesu, Dean                                     473          *                  473           -               -
Forman, Ed                                      254          *                  254           -               -
Geneva Group International                    4,355          *                4,355           -               -
Gnau, Geoffrey                                  157          *                  157           -               -
Goldstein, Steven H.                            389          *                  389           -               -
Goodrich, Robert                                778          *                  778           -               -
Hall Revocable Trust                         27,650          *               27,650           -               -
Hanna, John D.                                1,944          *                1,944           -               -
Hanna, Laurie                                 1,944          *                1,944           -               -
Hanna, Molly K.                               1,944          *                1,944           -               -
Hanna, William J.                             1,944          *                1,944           -               -
Helix (PEI) Inc.                            552,743         1.1             552,743           -               -
Henry, George                                12,501          *               12,501           -               -
Higgins, Roger                                2,559          *                2,559           -               -
Hill, Christy                                    78          *                   78           -               -
Kallet, Michael                                 395          *                  395           -               -
K-H Investors (1996-A), L.P.                 44,949          *               44,949           -               -
K-H Investors (1997-A), L.P.                 62,489          *               62,489           -               -
La Rocca, Joseph T.                           3,675          *                3,675           -               -
Lyons, Mike                                     710          *                  710           -               -
McDonald, Robert J.                           1,570          *                1,570           -               -
Medearis, Mark A.                               221          *                  221           -               -
Minnesota Private Equity Fund, L.P.          11,060          *               11,060           -               -
Moran, Patricia                                 160          *                  160           -               -
Multinvest Limited                            2,765          *                2,765           -               -
Ngo, Martha                                     343          *                  343           -               -
Ornest, James                                   290          *                  290           -               -
Partech Europe Partners III C.V.             33,180          *               33,180           -               -
Partech U.S. Partners III C.V.              179,726          *              179,726           -               -
Parvest U.S. Partners II C.V.                55,300          *               55,300           -               -
Peranich, David                                 853          *                  853           -               -
Perkins, Jack B.                              1,214          *                1,214           -               -
Robinson's Bay Partners                      22,120          *               22,120           -               -
Ruehle, Roger                                   389          *                  389           -               -
Russell, Robert A.                            1,214          *                1,214           -               -
Schroeder, Leslie                             1,836          *                1,836           -               -
Sison, John                                     338          *                  338           -               -
SOFTBANK Ventures, Inc. (9)              22,285,074         44.7            254,036      22,031,038         44.2%
T'ang Advisory Services Limited               7,863          *                7,863           -               -
VLG Investments 1997                            885          *                  885           -               -
Williams, Scott                                 518          *                  518           -               -
Wilmot, Robert W.                             3,565          *                3,565           -               -
Yap, Harvey                                  10,702          *               10,702           -               -
William Blair & Company LLC                  48,126          *               48,126           -               -
                                                                       ------------
Total                                                                     5,323,914


----------
* less than 1%

        (1) This table is based upon information supplied to us by the Selling Securityholders.

        (2) Assumes the sale of all of the Resale Shares.

        (3) Applicable percentage of ownership is based on 49,916,098 shares of MessageMedia common stock issued and outstanding on September 1, 1999, adjusted as required by rules promulgated by the SEC.

        (4) Includes options to purchase 43,008 shares of MessageMedia common stock that are exerciseable within sixty days.

        (5) Includes options to purchase 21,504 shares of MessageMedia common stock that are exerciseable within sixty days.

        (6) Mr. Obermann is Vice President of Commercial Software Products of MessageMedia. Includes options to purchase 43,008 shares of MessageMedia common stock that are exerciseable within sixty days.

        (7) Includes options to purchase 3,928 shares of MessageMedia common stock that are exerciseable within sixty days.

        (8) Includes options to purchase 3,281 shares of MessageMedia common stock that are exerciseable within sixty days.

        (9) SOFTBANK Ventures, Inc. is a wholly owned subsidiary of SOFTBANK Corp. Includes 10,575,775 shares held of record by SOFTBANK America Inc., a wholly owned subsidiary of SOFTBANK Holdings, Inc., which in turn is a wholly-owned subsidiary of SOFTBANK Corp., 10,376,950 shares held of record by SOFTBANK Technology Ventures IV LP, an affiliate of SOFTBANK Corp., 879,488 shares held of record by Softven No. 2 Investment Enterprise Partnership, an affiliate of SOFTBANK Corp., 254,036 shares held by SOFTBANK Ventures, Inc., which is wholly owned by SOFTBANK Corp., and 198,825 shares held of record by SOFTBANK Technology Advisors Fund LP, an affiliate of SOFTBANK Corp. SOFTBANK Ventures, Inc. is a wholly owned subsidiary of SOFTBANK Corp. The shares do not include 487,975 shares owned by Bradly Feld including options to purchase 6,667 shares of MessageMedia common stock that are exerciseable within sixty days, options to purchase 6,667 shares of MessageMedia common stock that are exerciseable within sixty days and are held by Gary Rieschel or options to purchase 6,667 shares of MessageMedia common stock that are exerciseable within sixty days and are held by Ronald Fisher. Messrs. Feld Rieschel and Fisher are three of MessageMedia's Directors who are deemed to be affiliates of SOFTBANK Corp. and its affiliates. Messrs. Feld Rieschel and Fisher disclaim the beneficial ownership of the shares of MessageMedia common stock that are held by SOFTBANK Corp. and its affiliates.

                              PLAN OF DISTRIBUTION

         The Resale Shares may be sold from time to time by the Selling Securityholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Securityholders may offer their Resale Shares in one or more of the following transactions:

         o On any national securities exchange or quotation service on which the MessageMedia common stock may be listed or quoted at the time of sale, including The Nasdaq National Market;

         o        In the over-the-counter market;

         o        In private transactions;

         o        Through options;

         o        By pledge to secure debts or other obligations; or

         o        A combination of any of the above transactions.

         The Selling Securityholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders. The Selling Securityholders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on any resale of the Resale Shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Resale Shares may not simultaneously engage in market making activities with respect to MessageMedia's common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of MessageMedia common stock by the Selling Securityholders or any such other person.

         We will make copies of this Prospectus available to the Selling Securityholders and have informed the Selling Securityholders of the need for delivery of a copy of this Prospectus to each purchaser of the Resale Shares prior to or at the time of any sale of the Resale Shares.

         The Selling Securityholders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of the Resale Shares by them. We will pay all costs and expenses associated with the registration of the Resale Shares. We estimate that our expenses in connection with this offering will be approximately $33,316.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of any of the Resale Shares by the Selling Securityholders. All proceeds from the sale of the Resale Shares will be for the accounts of the Selling Securityholders.

                                  LEGAL MATTERS

         The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP, Boulder, Colorado.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The audited historical financial statements of Email Publishing, Inc. incorporated in this prospectus by reference to MessageMedia, Inc.'s Form 8-K/A dated February 19, 1999 have been so incorporated in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

    Registration Fee.............................    $     18,316
    Legal fees and expenses......................    $     10,000
    Accounting fees and expenses.................    $      5,000
                                                     ------------
    Total........................................    $     33,316
                                                     ============


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor... [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery and such other court shall deem proper."

         Article X of the Company's Certificate of Incorporation states that to the fullest extent permitted by DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

         Article V of the Registrant's Bylaws provides that the Company may indemnify each person who is or was a director of the Company to the full extent permitted by the DGCL. Such Article also provides that the Registrant may, but is not required to, indemnify its employees and agents (other than directors and officers) to the extent and in the manner permitted by the DGCL.

         The Registrant has entered into an indemnification agreement with each of its directors and officers and intends to maintain insurance for the benefit of its directors and officers insuring such persons against certain liabilities, including liabilities under the securities laws.

ITEM 16. EXHIBITS

a)       EXHIBITS.

        EXHIBIT
        NUMBER                                 DESCRIPTION OF DOCUMENT
        -------                                -----------------------
           *3.1         Registrant's Amended and Restated Certificate of Incorporation.
           *3.2         Registrant's Bylaws.
          **3.3         Registrant's Certificate of Amendment of Amended and Restated
                        Certificate of Incorporation.
            5.1         Opinion of Cooley Godward LLP.
           10.1         Sublease Agreement dated as of June 1, 1999 between the Company and Sievers Instruments, Inc.
           23.1         Consent of Ernst & Young LLP, independent auditors.
           23.2         Consent of PricewaterhouseCoopers LLP.
           23.3         Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
           24.1         Power of Attorney. Reference is made to page II-4.

------------

* Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-14573) and incorporated herein by reference, as amended through the date hereof.

** Filed as an exhibit to Registrant's Current Report on Form 8-K, filed on December 23, 1998, and incorporated herein by reference.


ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by Registrant is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on the 7th day of September, 1999.

                                     MESSAGEMEDIA, INC.

                                     By:  /s/ A. Laurence Jones
                                          -------------------------------------
                                          A. Laurence Jones
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints A. Laurence Jones and Mary Beth Loesch, his or her true and lawful attorneys-in-fact each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of MessageMedia, Inc. and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities on this 7th day of September 1999.

                SIGNATURE                                      TITLE

                                                 Co-Chairman of the Board of Directors
--------------------------------
Bradley A. Feld

/s/ Gerald A. Poch                               Co-Chairman of the Board of Directors
--------------------------------
Gerald A. Poch

/s/ A. Laurence Jones                            President, Chief Executive Officer and
--------------------------------                 Director (Principal Executive,
A. Laurence Jones                                Financial and Accounting Officer)


/s/ Dennis J. Cagan                              Director
--------------------------------
Dennis J. Cagan

/s/ Terry Duryea                                 Director
--------------------------------
Terry Duryea

                                                 Director
--------------------------------
Ronald D. Fisher

/s/ Pamela H. Patsley                            Director
--------------------------------
Pamela H. Patsley

/s/ Gary E. Rieschel                             Director
--------------------------------
Gary E. Rieschel

                                INDEX TO EXHIBITS

           EXHIBIT
           NUMBER                            DESCRIPTION OF DOCUMENT
           -------                           -----------------------
           *3.1          Registrant's Amended and Restated Certificate of Incorporation.
           *3.2          Registrant's Bylaws.
          **3.3          Registrant's Certificate of Amendment of Amended and Restated Certificate of
                         Incorporation.
            5.1          Opinion of Cooley Godward LLP.
           10.1          Sublease Agreement dated as of June 1, 1999 between the Company and
                         Sievers Instruments, Inc.
           23.1          Consent of Ernst & Young LLP, independent auditors.
           23.2          Consent of PricewaterhouseCoopers LLP.
           23.3          Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
           24.1          Power of Attorney.   Reference is made to page II-4.

------------

* Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-14573) and incorporated herein by reference, as amended through the date hereof.
** Filed as an exhibit to Registrant's Current Report on Form 8-K, filed on December 23, 1998, and incorporated herein by reference.